Exhibit 2

Third Quarter Results 2021

Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1	Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Consolidated cement volume	51,068	46,232	10%		17,109	17,037	0%
Consolidated ready-mix volume	36,760	34,321	7%		12,616	12,255	3%
Consolidated aggregates volume	102,415	97,355	5%		35,502	35,314	1%

Net sales	11,035	9,403	17%	13%	3,769	3,424	10%	8%
Gross profit	3,628	3,069	18%	14%	1,219	1,174	4%	0%
as % of net sales	32.9%	32.6%	0.3pp		32.3%	34.3%	(2.0pp )
Operating earnings before other income and expenses, net	1,396	989	41%	36%	463	451	3%	(0%)
as % of net sales	12.6%	10.5%	2.1pp		12.3%	13.2%	(0.9pp )
SG&A expenses as % of net sales	7.6%	9.5%	(1.9pp )		7.4%	8.9%	(1.4pp )
Controlling interest net income (loss)	558	-1,537	N/A		-376	-1,535	76%
Operating EBITDA	2,242	1,813	24%	20%	740	727	2%	(1%)
as % of net sales	20.3%	19.3%	1.0pp		19.6%	21.2%	(1.6pp )

Free cash flow after maintenance capital expenditures	769	383	101%		368	458	(20%)
Free cash flow	494	237	109%		254	427	(40%)

Total debt	8,982	13,310	(33%)		8,982	13,310	(33%)
Earnings (loss) of continuing operations per ADS	0.37	(0.96)	N/A		(0.24)	(0.98)	76%
Fully diluted earnings (loss) of continuing operations per ADS	0.37	(0.96)	N/A		(0.24)	(0.98)	76%
Average ADSs outstanding	1,495	1,498	(0%)		1,494	1,490	0%
Employees	46,543	40,140	16%		46,543	40,140	16%

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the third quarter of 2021 reached US$3.8 billion, an increase of 8% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations, compared to the third quarter of 2020. Higher local currency prices in all regions and products as well as higher volumes, contributed to top line growth.

Cost of sales, as a percentage of net sales, increased by 2.0pp during the third quarter of 2021 compared with the same period last year, from 65.7% to 67.7%. The increase was mainly driven by higher energy costs, as well as higher raw materials and imports.

Operating expenses, as a percentage of net sales decreased by 1.1pp during the third quarter of 2021 compared with the same period last year, from 21.1% to 20.0% mainly due to lower administrative and corporate expenses.

Operating EBITDA in the third quarter of 2021 reached US$740 million, decreasing 1% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. Higher contributions from Mexico and our SCAC region were more than offset by declines in the USA and EMEA region.

Operating EBITDA margin decreased by 1.6pp from 21.2% in the third quarter of 2020 to 19.6% this quarter.

Other expenses, net for the quarter were US$588 million, which mainly includes ~US$500 million of impairment.

Foreign exchange results represented a loss of US$7 million, mainly due to the fluctuation of the Euro and the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) resulted in a loss of US$376 million in the third quarter of 2021 versus a loss of US$1,535 million in the same quarter of 2020. The improvement in net income primarily reflects the lower impairment charge of US$500 million in 2021 in comparison with 2020, higher operating earnings before other expenses net and lower financial expenses.

2021 Third Quarter Results	Page 2

Operating results

Mexico

	January – September				Third Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	2,625	1,976	33%	23%	868	723	20%	10%
Operating EBITDA	920	662	39%	28%	289	246	17%	7%
Operating EBITDA margin	35.1%	33.5%	1.6pp		33.3%	34.1%	(0.8pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	12%	(3%)	10%	6%	15%	6%
Price (USD)	16%	19%	9%	14%	11%	14%
Price (local currency)	7%	9%	2%	4%	4%	4%

In Mexico, net sales reported double digit growth following strong pricing and volumes. Bulk cement, aggregates, and ready-mix volumes were the main drivers of volume growth. Additionally, demand conditions remain favorable with a high level of capacity utilization across the country.

During the quarter, cement volumes declined 3% due to bad weather and more difficult year over year comps. Bagged cement moderated after 5 consecutive quarters of double-digit growth. On the other hand, bulk cement, ready-mix and aggregates accelerated in line with the formal sector recovery. Aggregates and ready-mix volumes grew 6% during the quarter. Activity in the industrial sector is picking up momentum, primarily driven by the development of warehouses, manufacturing facilities, and distribution centers throughout the country. Tourism is recovering and previously delayed projects are restarting. Moreover, record level remittances and government social programs continue to support the informal sector.

United States

	January – September				Third Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	3,261	2,983	9%	9%	1,116	1,012	10%	10%
Operating EBITDA	588	560	5%	5%	179	199	(10%)	(10%)
Operating EBITDA margin	18.0%	18.8%	(0.8pp )		16.1%	19.7%	(3.6pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	7%	5%	9%	10%	2%	3%
Price (USD)	1%	3%	1%	3%	3%	6%
Price (local currency)	1%	3%	1%	3%	3%	6%

In the United States, strong volume performance and improved pricing led to double-digit growth in net sales. Despite heavy rains and hurricanes in the quarter, the US continued to enjoy strong demand across all products with most of our markets sold out. Cement volumes grew 5%, ready mix 10%, and aggregates 3%. Activity continued to be driven by the residential sector. With the implementation during the third quarter of a second round of price increases covering our cement and ready-mix businesses in several markets, our prices for these products were up 2% sequentially. However, these increases are still not enough to offset rising costs in energy and imports, Consequently, our EBITDA margin declined 3.6 percentage points.

2021 Third Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January – September			Third Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	3,628	3,195	14%	8%	1,252	1,224	2%	1%
Operating EBITDA	511	467	9%	4%	200	218	(8%)	(9%)
Operating EBITDA margin	14.1%	14.6%	(0.5pp )		16.0%	17.8%	(1.8pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	(0%)	4%	(3%)	4%	(3%)
Price (USD)	7%	5%	7%	2%	10%	4%
Price (local currency) (*)	3%	5%	1%	0%	3%	2%

In EMEA, top line growth in Europe, driven by strong volumes and pricing, more than offset a slight decline in sales in Asia, Middle East, and Africa. European cement volumes were up 4%, led by double-digit growth in the UK and Poland, as these markets continue to benefit from important infrastructure and residential projects.

Given the tight capacity utilization in Europe and the sudden runup in input cost inflation, we implemented a successful second price increase in several European markets during third quarter. As a result of the increase, our European cement prices were up 2% sequentially.

In the Philippines, cement volumes were stable year over year impacted by the rainy season, and a difficult prior year comparison base. Operational costs rose due to higher purchases of clinker.

In Israel, after adjusting for holidays in the quarter, average daily sales volumes showed significant momentum, with ready-mix up 10% and aggregates up 3%

EBITDA margin in EMEA declined 1.8 percentage points due to higher purchased clinker, energy and distribution costs.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January – September				Third Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	1,271	1,046	22%	23%	429	395	9%	10%
Operating EBITDA	353	266	33%	34%	112	109	3%	3%
Operating EBITDA margin	27.8%	25.4%	2.4pp		26.2%	27.7%	(1.5pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	19%	5%	9%	4%	5%	(6%)
Price (USD)	2%	2%	2%	5%	(3%)	1%
Price (local currency) (*)	3%	3%	2%	5%	(3%)	2%

Our South, Central America and the Caribbean operations continue to show strong demand dynamics. Despite lockdowns in Jamaica during the quarter, regional cement volumes grew 5% driven by double-digit growth in the Dominican Republic and Central America. Cement prices declined 2% sequentially due to a product and geographic mix effect. While EBITDA increased 3%, EBITDA margin for the region declined as a result of higher fuels, imports and maintenance costs.

In Colombia, industry cement growth was supported by housing and infrastructure projects. In the Dominican Republic, cement volumes grew 11% on the back of a dynamic self-construction sector and the reactivation of delayed tourism projects.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Third Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income and expenses, net	1,396	989	41%	463	451	3%
+ Depreciation and operating amortization	846	823		277	275

Operating EBITDA	2,242	1,813	24%	740	727	2%
- Net financial expense	450	542		136	187
- Maintenance capital expenditures	377	320		169	103
- Change in working capital	422	344		9	(136)
- Taxes paid	162	115		33	34
- Other cash items (net)	65	126		24	83
- Free cash flow discontinued operations	(4)	(18)		0	(3)

Free cash flow after maintenance capital expenditures	769	383	101%	368	458	(20%)
- Strategic capital expenditures	275	147		114	32

Free cash flow	494	237	109%	254	427	(40%)

In millions of U.S. dollars, except percentages.

Free cash flow after maintenance capex was approximately $370 million dollars, decreasing versus last year due to higher maintenance and working capital investment. But importantly, year-to-date free cash after maintenance capex doubled versus the prior year.

Information on debt

	Third Quarter		Second Quarter
	2021	2020	% var	2021
Total debt (1)	8,982	13,310	(33%)	9,665
Short-term	4%	22%		10%
Long-term	96%	78%		90%
Cash and cash equivalents	869	3,453	(75%)	1,305

Net debt	8,113	9,857	(18%)	8,361

Consolidated funded debt (2)	8,178	10,337		8,476
Consolidated leverage ratio (2)	2.74	4.27		2.85
Consolidated coverage ratio (2)	5.31	3.69		4.78

	Third Quarter
	2021	2020
Currency denomination
U.S. dollar	71%	71%
Euro	17%	21%
Mexican peso	4%	1%
Other	8%	7%
Interest rate(3)
Fixed	88%	74%
Variable	12%	26%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,322 million.

We continue to make progress on deleveraging, with our consolidated leverage ratio now at 2.74 times, a reduction of 0.11 times on a sequential basis, and 1.53 times versus 3Q20. Net debt was reduced by $248 million dollars sequentially.

We are in the process of closing a $3.25 billion dollars bank debt refinancing, with an improvement in terms and conditions more reflective of an investment grade credit. The new bank debt will be aligned with our recently announced Sustainability Linked Financing Framework.

Given our deleveraging efforts, the collateral that guarantees CEMEX’s debt under its main bank agreement and its senior secured notes, was released. This was triggered after CEMEX reported two consecutive quarters with a consolidated leverage ratio of 3.75x or less.

Additionally, with the recent improvement in our credit profile, S&P upgraded our credit rating outlook to positive.

2021 Third Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
				like-to-like				like-to-like
	2021	2020	% var	% var	2021	2020	% var	% var
STATEMENT OF OPERATIONS
Net sales	11,034,891	9,403,019	17%	13%	3,768,556	3,424,488	10%	8%
Cost of sales	(7,406,659)	(6,333,565)	(17%)		(2,550,034)	(2,250,170)	(13%)

Gross profit	3,628,232	3,069,454	18%	14%	1,218,522	1,174,318	4%	0%
Operating expenses	(2,232,495)	(2,080,136)	(7%)		(755,557)	(722,863)	(5%)

Operating earnings before other income and expenses, net	1,395,736	989,318	41%	36%	462,965	451,455	3%	(0%)
Other expenses, net	(42,416)	(1,748,210)	98%		(587,584)	(1,635,688)	64%

Operating earnings	1,353,320	(758,892)	N/A		(124,620)	(1,184,233)	89%
Financial expense	(526,735)	(599,213)	12%		(128,542)	(248,308)	48%
Other financial income (expense), net	(65,820)	(19,594)	(236%)		(19,161)	(50,924)	62%
Financial income	11,814	12,601	(6%)		2,326	3,681	(37%)
Results from financial instruments, net	(2,215)	(16,322)	86%		1,249	(9,505)	N/A
Foreign exchange results	(30,422)	29,275	N/A		(7,293)	(28,324)	74%
Effects of net present value on assets and liabilities and others, net	(44,997)	(45,148)	0%		(15,443)	(16,776)	8%
Equity in gain (loss) of associates	37,770	31,318	21%		18,956	17,829	6%

Income (loss) before income tax	798,536	(1,346,381)	N/A		(253,368)	(1,465,636)	83%
Income tax	(233,679)	(70,492)	(231%)		(100,523)	19,352	N/A

Profit (loss) of continuing operations	564,857	(1,416,873)	N/A		(353,890)	(1,446,284)	76%
Discontinued operations	9,525	(102,663)	N/A		(24,078)	(78,860)	69%

Consolidated net income (loss)	574,382	(1,519,535)	N/A		(377,969)	(1,525,144)	75%
Non-controlling interest net income (loss)	16,073	17,419	(8%)		(1,802)	10,274	N/A

Controlling interest net income (loss)	558,309	(1,536,955)	N/A		(376,167)	(1,535,418)	76%

Operating EBITDA	2,241,715	1,812,602	24%	20%	739,661	726,699	2%	(1%)
Earnings (loss) of continued operations per ADS	0.37	(0.96)	N/A		(0.24)	(0.98)	76%
Earnings (loss) of discontinued operations per ADS	0.01	(0.07)	N/A		(0.02)	(0.05)	70%

	As of September 30
	2021	2020	% var
STATEMENT OF FINANCIAL POSITION
Total assets	26,780,305	29,233,041	(8%)
Cash and cash equivalents	869,248	3,453,181	(75%)
Trade receivables less allowance for doubtful accounts	1,659,402	1,610,250	3%
Other accounts receivable	568,696	447,674	27%
Inventories, net	1,212,196	934,195	30%
Assets held for sale	62,635	147,311	(57%)
Other current assets	138,453	135,592	2%
Current assets	4,510,630	6,728,202	(33%)
Property, machinery and equipment, net	11,050,641	10,723,930	3%
Other assets	11,219,033	11,780,909	(5%)

Total liabilities	16,788,813	20,423,582	(18%)
Current liabilities	5,163,134	7,376,556	(30%)
Long-term liabilities	7,757,937	9,360,557	(17%)
Other liabilities	3,867,742	3,686,468	5%

Total stockholder’s equity	9,991,492	8,809,459	13%
Common stock and additional paid-in capital	7,893,304	10,382,881	(24%)
Other equity reserves and subordinated notes	(1,546,656)	(4,598,915)	66%
Retained earnings	3,192,618	1,619,003	97%
Non-controlling interest and perpetual instruments	452,226	1,406,491	(68%)

2021 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
	2021	2020	% var	% var	2021	2020	% var	% var
NET SALES
Mexico	2,625,166	1,976,213	33%	23%	868,352	723,022	20%	10%
U.S.A.	3,261,408	2,983,029	9%	9%	1,116,329	1,012,393	10%	10%
Europe, Middle East, Asia and Africa	3,628,202	3,194,883	14%	8%	1,251,959	1,223,818	2%	1%
Europe	2,535,950	2,171,595	17%	10%	889,173	854,563	4%	3%
Philippines	333,494	303,925	10%	7%	107,901	113,438	(5%)	(2%)
Middle East and Africa	758,757	719,363	5%	1%	254,885	255,818	(0%)	(4%)
South, Central America and the Caribbean	1,271,288	1,046,113	22%	23%	429,025	394,666	9%	10%
Others and intercompany eliminations	248,828	202,781	23%	26%	102,890	70,588	46%	48%

TOTAL	11,034,891	9,403,019	17%	13%	3,768,556	3,424,488	10%	8%

GROSS PROFIT
Mexico	1,333,183	1,022,664	30%	20%	436,182	374,372	17%	7%
U.S.A.	828,241	808,044	2%	2%	268,680	283,512	(5%)	(5%)
Europe, Middle East, Asia and Africa	926,094	840,529	10%	4%	341,844	350,045	(2%)	(3%)
Europe	663,400	572,160	16%	9%	260,131	247,295	5%	4%
Philippines	133,723	129,006	4%	1%	40,919	52,815	(23%)	(20%)
Middle East and Africa	128,971	139,363	(7%)	(12%)	40,795	49,935	(18%)	(22%)
South, Central America and the Caribbean	483,043	392,425	23%	24%	158,416	153,798	3%	3%
Others and intercompany eliminations	57,670	5,792	896%	896%	13,400	12,592	6%	6%

TOTAL	3,628,232	3,069,454	18%	14%	1,218,522	1,174,318	4%	0%

OPERATING EARNINGS BEFORE OTHER INCOME AND EXPENSES, NET
Mexico	802,243	554,225	45%	34%	250,909	209,098	20%	10%
U.S.A.	246,475	232,319	6%	6%	65,316	90,169	(28%)	(28%)
Europe, Middle East, Asia and Africa	261,067	220,051	19%	14%	118,482	129,278	(8%)	(10%)
Europe	160,187	115,645	39%	33%	90,387	80,928	12%	10%
Philippines	64,692	58,323	11%	9%	19,106	27,681	(31%)	(30%)
Middle East and Africa	36,188	46,083	(21%)	(27%)	8,989	20,670	(57%)	(60%)
South, Central America and the Caribbean	288,841	198,932	45%	47%	91,276	87,269	5%	5%
Others and intercompany eliminations	(202,890)	(216,208)	6%	15%	(63,020)	(64,359)	2%	17%

TOTAL	1,395,736	989,318	41%	36%	462,965	451,455	3%	(0%)

2021 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - September				Third Quarter
				like-to-like				like-to-like
	2021	2020	% var	% var	2021	2020	% var	% var
OPERATING EBITDA
Mexico	920,192	662,478	39%	28%	289,246	246,309	17%	7%
U.S.A.	587,733	560,418	5%	5%	179,201	199,067	(10%)	(10%)
Europe, Middle East, Asia and Africa	510,849	467,243	9%	4%	199,800	218,036	(8%)	(9%)
Europe	338,511	289,263	17%	11%	148,371	143,890	3%	2%
Philippines	95,528	93,035	3%	1%	28,275	39,532	(28%)	(27%)
Middle East and Africa	76,810	84,945	(10%)	(14%)	23,154	34,614	(33%)	(37%)
South, Central America and the Caribbean	352,883	265,622	33%	34%	112,262	109,358	3%	3%
Others and intercompany eliminations	(129,942)	(143,159)	9%	22%	(40,848)	(46,071)	11%	33%

TOTAL	2,241,715	1,812,602	24%	20%	739,661	726,699	2%	(1%)

OPERATING EBITDA MARGIN
Mexico	35.1%	33.5%			33.3%	34.1%
U.S.A.	18.0%	18.8%			16.1%	19.7%
Europe, Middle East, Asia and Africa	14.1%	14.6%			16.0%	17.8%
Europe	13.3%	13.3%			16.7%	16.8%
Philippines	28.6%	30.6%			26.2%	34.8%
Middle East and Africa	10.1%	11.8%			9.1%	13.5%
South, Central America and the Caribbean	27.8%	25.4%			26.2%	27.7%

TOTAL	20.3%	19.3%			19.6%	21.2%

2021 Third Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2021	2020	% var	2021	2020	% var
Consolidated cement volume (1)	51,068	46,232	10%	17,109	17,037	0%
Consolidated ready-mix volume	36,760	34,321	7%	12,616	12,255	3%
Consolidated aggregates volume (2)	102,415	97,355	5%	35,502	35,314	1%

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	Second Quarter 2021
DOMESTIC GRAY CEMENT VOLUME
Mexico	12%	(3%)	(11%)
U.S.A.	7%	5%	(4%)
Europe, Middle East, Asia and Africa	3%	(0%)	(1%)
Europe	3%	4%	(1%)
Philippines	11%	1%	(4%)
Middle East and Africa	(8%)	(15%)	7%
South, Central America and the Caribbean	19%	5%	4%
READY-MIX VOLUME
Mexico	10%	6%	7%
U.S.A.	9%	10%	(4%)
Europe, Middle East, Asia and Africa	4%	(3%)	(1%)
Europe	6%	1%	(1%)
Philippines	N/A	N/A	N/A
Middle East and Africa	2%	(8%)	(0%)
South, Central America and the Caribbean	9%	4%	24%
AGGREGATES VOLUME
Mexico	15%	6%	9%
U.S.A.	2%	3%	(0%)
Europe, Middle East, Asia and Africa	4%	(3%)	(2%)
Europe	9%	(0%)	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa	(11%)	(13%)	6%
South, Central America and the Caribbean	5%	(6%)	19%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2021 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	Second Quarter 2021
DOMESTIC GRAY CEMENT PRICE
Mexico	16%	19%	1%
U.S.A.	1%	3%	2%
Europe, Middle East, Asia and Africa (*)	7%	5%	(1%)
Europe (*)	10%	5%	(1%)
Philippines	(2%)	(6%)	(3%)
Middle East and Africa (*)	4%	22%	6%
South, Central America and the Caribbean (*)	2%	2%	(3%)
READY-MIX PRICE
Mexico	9%	14%	1%
U.S.A.	1%	3%	2%
Europe, Middle East, Asia and Africa (*)	7%	2%	(2%)
Europe (*)	8%	(0%)	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	3%	5%	3%
South, Central America and the Caribbean (*)	2%	5%	(4%)
AGGREGATES PRICE
Mexico	11%	14%	2%
U.S.A.	3%	6%	2%
Europe, Middle East, Asia and Africa (*)	10%	4%	(2%)
Europe (*)	9%	2%	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	11%	14%	6%
South, Central America and the Caribbean (*)	(3%)	1%	3%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - September	Third Quarter	Third Quarter 2021 vs.
	2021 vs. 2020	2021 vs. 2020	Second Quarter 2021
DOMESTIC GRAY CEMENT PRICE
Mexico	7%	9%	1%
U.S.A.	1%	3%	2%
Europe, Middle East, Asia and Africa (*)	3%	5%	1%
Europe (*)	4%	4%	2%
Philippines	(4%)	(3%)	1%
Middle East and Africa (*)	3%	21%	6%
South, Central America and the Caribbean (*)	3%	3%	(2%)
READY-MIX PRICE
Mexico	2%	4%	2%
U.S.A.	1%	3%	2%
Europe, Middle East, Asia and Africa (*)	1%	0%	(0%)
Europe (*)	2%	(1%)	(1%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(3%)	0%	2%
South, Central America and the Caribbean (*)	2%	5%	(2%)
AGGREGATES PRICE
Mexico	4%	4%	3%
U.S.A.	3%	6%	2%
Europe, Middle East, Asia and Africa (*)	3%	2%	(0%)
Europe (*)	2%	(0%)	(1%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	5%	8%	5%
South, Central America and the Caribbean (*)	(3%)	2%	5%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Third Quarter Results	Page 12

Other information

Operating Expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - September		Third Quarter
In thousands of US dollars	2021	2020	2021	2020
Administrative expenses	629,408	681,822	208,194	238,496
Selling expenses	203,784	207,894	72,089	64,776
Distribution and logistic expenses	1,249,821	1,046,145	427,454	369,938

Operating expenses before depreciation	2,083,013	1,935,861	707,738	673,210

Depreciation in operating expenses	149,483	144,275	47,819	49,653

Operating expenses	2,232,495	2,080,136	755,557	722,863

As % of Net Sales
Administrative expenses	5.7%	7.3%	5.5%	7.0%
SG&A expenses	7.6%	9.5%	7.4%	8.9%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449

End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of September 30, 2021 were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2021		2020		2021
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,006	5	1,486	37	1,019	(29)
Equity related derivatives (2)	—	—	68	3	—	—
Interest rate swaps (3)	1,322	(23)	1,000	(45)	1,333	(32)
Fuel derivatives (4)	67	40	149	(15)	88	40

	2,395	22	2,703	(20)	2,440	(21)

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with forwards, net of cash collateral, over the shares of GCC, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2021, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$22 million.

2021 Third Quarter Results	Page 13

Other information

Assets held for sale and discontinued operations

On July 9, 2021, CEMEX concluded the sale initiated in March 2019 of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. for a price of approximately US$155 million. Assets sold include CEMEX”s Buñol cement plant in Spain and its white cement business outside Mexico and the U.S. CEMEX’s Statements of Operations for the nine-month periods ended September 30, 2021 and 2020 include the operations of these assets in Spain from January 1 to July 9, 2021 and the nine-month period ended September 30, 2020 and are reported net of income tax in the single line item “Discontinued operations.”

On March 31, 2021, CEMEX sold 24 concrete plants and 1 aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets are located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company retained. CEMEX’s Statements of Operations for the nine-month periods ended September 30, 2021 and 2020 include the operations of these assets in France for the three-month period ended March 31, 2021 and the nine-month period ended September 30, 2020 and are reported net of income tax in the single line item “Discontinued operations.”

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, including approximately US$30 million of debt. CEMEX’s Statement of Operations for the nine-month period ended September 30, 2020, includes the operations related to this segment from January 1 to August 3, 2020 and are reported net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. CEMEX’s Statement of Operations for the nine-month period ended September 30, 2020 presents the operations related to this segment from January 1 to March 6, 2020 net of income tax in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Statements of Operations of CEMEX’s discontinued operations, previously mentioned, in: a) Spain for the period from January 1 to July 9, 2021 and the nine-month period ended September 30, 2020; b) the southeast of France for the three-month period ended March 31, 2021 and the nine-month period ended September 30, 2020; c) the United Kingdom for the period from January 1 to August 3, 2020; and d) the United States related to Kosmos for the period from January 1 to March 6, 2020:

STATEMENT OF OPERATIONS	Jan-Sep			Third Quarter
(Millions of U.S. dollars)	2021	2020	2021	2020
Sales	43	207	2	53
Cost of sales and operating expenses	(44)	(197)	(2)	(51)
Other income (expenses), net	(2)	(9)	(2)	(8)
Interest expense, net, and others	—	6	—	—

Income before income tax	(3)	7	(2)	(6)

Income tax	(5)	(77)	(5)	(22)

Income from discontinued operations	(8)	(70)	(7)	(28)

Net gain on sale	18	(33)	(17)	(51)

Income from discontinued operations	10	(103)	(24)	(79)

Other significant transactions

In connection with the CO2 emission allowances in the European Union (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), considering the Company’s estimates of being ahead of its then current 35% reduction goals in CO2 emissions by year 2030 versus its 1990 baseline across all of CEMEX’s cement plants in Europe and the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050, as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million) that the Company had accrued as of the end of Phase III on December 31, 2020, of compliance under the EU ETS. This sale was recognized in the nine-month period ended September 30, 2021 as part of the line item “Other expenses, net”. As of the date of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under Phase IV of the EU ETS, which commenced on January 1, 2021 and will last until December 31, 2030. CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

2021 Third Quarter Results	Page 14

Other information

Issuance of Subordinated Notes without Fixed Maturity

On June 8, 2021, CEMEX, S.A.B. de C.V. successfully closed the issuance of US$1.0 billion of its 5.125% Subordinated Notes with no Fixed Maturity (the “Subordinated Notes”). CEMEX used the proceeds from the Subordinated Notes to redeem in full all outstanding series of perpetual debentures previously issued by consolidated special purpose vehicles for an aggregate amount of approximately US$447 million and for other general corporate purposes, including the repayment of other indebtedness.

Considering the overall characteristics of the Subordinated Notes, including that they do not have contractual repayment date and do not meet the definition of a financial liability under IFRS, CEMEX accounts for its Subordinated Notes as equity instruments in the line item “Other equity reserves and subordinated notes without fixed maturity.” As of September 30, 2021, such line item includes the proceeds from the issuance of Subordinated Notes net of issuance costs for a total of US$994 million.

As mentioned above, during June 2021, CEMEX used a portion of the proceeds from the issuance of the Subordinated Notes to redeem the outstanding amount of perpetual debentures that were accounted as part of CEMEX’s non-controlling interest in equity.

Impairment of property, plant and equipment, goodwill and other intangible assets in 3Q21 and 3Q20

During the third quarter of 2021, expected increasing input cost inflation, higher freight and supply chain disruptions led to a confirmation of impairment indicators in Spain, the United Arab Emirates (“UAE”) and other businesses. As a result, we recognized a non-cash aggregate goodwill impairment charge of approximately US$440 million comprised, approximately, of $317 million related to our business in Spain, $96 million related to our business in UAE, and $27 million related to our IT business segment due to reorganization. The impairment of goodwill in Spain and the UAE in 2021 resulted from an excess of the net book value of such businesses versus the discounted cash flow projections as of September 30, 2021 related to these reporting segments.

In addition, during the third quarter of 2021 we recognized non-cash impairment charges of intangible assets due to a technological revamp of certain internal use software of $49 million.

As previously disclosed, during the third quarter of 2020, we recognized a non-cash aggregate impairment charge of approximately US$1.5 billion, of which approximately US$1.02 billion related to our business in the U.S. and approximately US$480 million related to several assets, both cases due to the lack of visibility and uncertainty associated with the COVID-19 Pandemic.

These non-cash charges recognized during the third quarter of 2021 and 2020 did not impact our liquidity, Operating EBITDA and cash taxes payable, nevertheless our total assets, net income (loss) and equity were affected in each quarter.

2021 Third Quarter Results	Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2021	2020	2021	2020	2021	2020
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.29	21.96	20.20	22.08	20.61	22.11
Euro	0.8378	0.8858	0.8509	0.8458	0.8637	0.853
British pound	0.722	0.7837	0.7285	0.7623	0.7422	0.7741

Amounts provided in units of local currency per U.S. dollar.

2021 Third Quarter Results	Page 16

Disclaimer

Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; expected consummation of our new investment grade style credit agreement and the expected timing thereof; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2021 Third Quarter Results	Page 17